Form of Letter from the Fund to Members

in Connection with the Fund’s Acceptance of Units

AMG Pantheon Fund, LLC

c/o AMG Funds LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

[DATE]

[MEMBER NAME/ADDRESS]

Dear Member:

This letter serves to inform you that AMG Pantheon Fund, LLC (the “Fund”) has received and accepted for purchase your tender of Class 1 Units / Class 2 Units / Class 3 Units / Class 4 Units / Class 5 Units in the Fund.

In accordance with the terms of the tender offer, you will be issued payment in cash or a non-interest bearing, uncertificated debt obligation entitling you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered units (“Units”) as of December 30, 2022 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”) less the 2% “early repurchase fee” (if applicable).

Subject to the terms and conditions of the tender offer, payment in settlement of the debt obligation is generally expected to be made by a single payment equal to 100% of the unaudited net asset value of the Units tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund its purchase of Units, 10 business days after the Fund has received the aggregate amount to be paid to the Fund in connection with the Fund’s request for repurchase.

If you have any questions, please contact the Fund’s administrator at (877) 355-1566.

Sincerely,

AMG Pantheon Fund, LLC